 Exhibit 99.1

SAPIENS INTERNATIONAL CORPORATION N.V.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2020

UNAUDITED

IN U.S. DOLLARS

- - - - - - - -

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31, 2019	June 30, 2020
		Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$66,295	$127,978
Trade receivables (net of allowance for credit losses of $ 543 and $ 1,317 at December 31, 2019 and June 30, 2020 (unaudited), respectively)	34,615	45,943
Unbilled receivables and contract assets	15,606	17,026
Investment in restricted deposit	22,890	-
Other receivables and prepaid expenses	7,817	9,041

Total current assets	147,223	199,988

LONG-TERM ASSETS:
Capitalized software development costs, net	23,953	23,543
Other intangible assets, net	34,035	39,096
Property and equipment, net	16,601	16,486
Operating lease right-of-use assets	49,539	50,231
Goodwill	170,703	186,094
Severance pay fund	5,106	5,839
Other long-term assets	5,261	6,017

Total long-term assets	305,198	327,306

Total assets	$452,421	$527,294

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31, 2019	June 30, 2020
		Unaudited
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$5,107	$5,738
Employees and payroll accruals	26,710	29,282
Accrued expenses and other liabilities	33,864	35,161
Current maturities of Series B Debentures	9,898	19,796
Current maturities of operating lease liabilities	8,312	9,073
Deferred revenues	21,021	25,061

Total current liabilities	104,912	124,111

LONG-TERM LIABILITIES:
Series B Debentures, net of current maturities	58,850	98,434
Deferred tax liabilities	5,082	7,235
Other long-term liabilities	8,321	8,312
Long-term operating lease liabilities	43,394	44,319
Accrued severance pay	6,364	7,367

Total long-term liabilities	122,011	165,667

COMMITMENTS AND CONTINGENT LIABILITIES

REDEEMABLE NON-CONTROLLING INTEREST	-	458

EQUITY:
Sapiens International Corporation N.V. Shareholders’ equity:
Share capital:
Common shares of € 0.01 par value: Authorized: 70,000,000 shares at December 31, 2019 and June 30, 2020 (unaudited), respectively; Issued: 52,488,172 and 52,737,428 shares at December 31, 2019 and June 30, 2020 (unaudited), respectively; Outstanding: 50,159,876 and 50,409,132 shares at December 31, 2019 and June 30, 2020 (unaudited), respectively	697	700
Additional paid-in capital	217,014	220,725
Treasury shares, at cost - 2,328,296 Common shares at December 31, 2019 and June 30, 2020 (unaudited)	(9,423)	(9,423)
Accumulated other comprehensive loss	(2,381)	(3,712)
Retained earnings	17,912	26,980

Total Sapiens International Corporation N.V. shareholders’ equity	223,819	235,270
Non-controlling interests	1,679	1,788

Total equity	225,498	237,058

Total liabilities and equity	$452,421	$527,294

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands

	Six months ended June 30,
	2019	2020
	Unaudited

Revenues	$156,316	$183,597

Cost of revenues	95,055	109,074

Gross profit	61,261	74,523

Operating expenses:
Research and development	17,700	19,854
Selling, marketing, general and administrative	26,030	31,988

Total operating expenses	43,730	51,842

Operating income	17,531	22,681
Financial expense, net	1,488	1,550

Income before taxes on income	16,043	21,131
Taxes on income	4,001	4,911

Net income	12,042	16,220

Attributed to non-controlling interests	47	103

Net income attributable to Sapiens’ shareholders	$11,995	$16,117

Net earnings per share attributable to Sapiens’ shareholders:

Basic	$0.24	$0.32

Diluted	$0.24	$0.32

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Six months ended June 30,
	2019	2020
	Unaudited

Net income	$12,042	$16,220

Other comprehensive income (loss):

Foreign currency translation adjustments	4,813	(1,331)

Total comprehensive income	16,855	14,889

Comprehensive income attributed to non-controlling interests	85	103

Comprehensive income attributable to Sapiens’ shareholders	$16,770	$14,786

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Common stock		Additional paid-in	Treasury	Accumulated other comprehensive	Retained earnings (Accumulated	Non-controlling	Total
	Shares	Amount	capital	shares	income (loss)	deficit)	interests	equity

Balance as of December 31, 2018	49,982,004	$695	$214,918	$(9,423)	$(7,820)	$2,674	$1,440	$202,484

Stock-based compensation	-	-	666	-	-	-	75	741
Employee stock options exercised (cash and cashless)	22,584	*)	78	-	-	-	-	78
Distribution of dividend	-	-	-	-	-	-	(66)	(66)
Other comprehensive income	-	-	-	-	4,775	-	38	4,813
Net income	-	-	-	-	-	11,995	47	12,042

Balance as of June 30, 2019 (unaudited)	50,004,588	695	215,662	(9,423)	(3,045)	14,669	1,534	220,092

Balance as of December 31, 2019	50,159,876	697	217,014	(9,423)	(2,381)	17,912	1,679	225,498

Stock-based compensation	-	-	1,380	-	-	-	6	1,386
Employee stock options exercised (cash and cashless)	249,256	3	2,331	-	-	-	-	2,334
Distribution of dividend	-	-	-	-	-	(7,049)	-	(7,049)
Other comprehensive loss	-	-	-	-	(1,331)	-	-	(1,331)
Net income	-	-	-	-	-	16,117	103	16,220

Balance as of June 30, 2020 (unaudited)	50,409,132	$700	$220,725	$(9,423)	$(3,712)	$26,980	$1,788	$237,058

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2019	2020
	Unaudited

Cash flows from operating activities:

Net income	$12,042	$16,220
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	9,262	10,637
Stock-based compensation	741	1,386
Accretion of discount on Series B Debentures	84	77
Capital gain from sale of property and equipment	(129)	-

Net changes in operating assets and liabilities
Trade receivables, net and unbilled receivables	712	(11,554)
Other operating assets	(356)	3,286
Deferred tax assets, net	(1,435)	(1,146)
Trade payables	190	(275)
Other operating liabilities	152	(2,187)
Deferred revenues	4,760	4,008
Accrued severance pay, net	34	68

Net cash provided by operating activities	26,057	20,520

Cash flows from investing activities:

Purchase of property and equipment	(1,720)	(945)
Proceeds from sale of property and equipment	821	-
Net cash paid for acquisitions	-	(22,483)
Proceeds from restricted deposit used for completed acquisition	-	22,890
Investment in deposit	(1,119)	(379)
Capitalized software development costs	(2,962)	(2,688)

Net cash used in investing activities	(4,980)	(3,605)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2019	2020
	Unaudited

Cash flows from financing activities:

Proceeds from employee stock options exercised	78	2,334
Distribution of dividend	-	(6,632)
Repayment of loan	(4)	(20,000)
Repayment of Series B Debentures	(9,898)	(9,898)
Issuance of Series B Debentures, net of issuance expenses	-	60,155
Receipt of short-term loan	-	20,000
Payments of contingent consideration	(120)	(538)
Dividend to non-controlling interest	(66)	-

Net cash provided by (used in) financing activities	(10,010)	45,421

Effect of exchange rate changes on cash and cash equivalents	1,587	(653)

Increase in cash, and cash equivalents	12,654	61,683
Cash, cash equivalents at beginning of period	64,628	66,295

Cash and cash equivalents at end of period	$77,282	$127,978

Supplemental cash flow activities:

(a) Non-cash transactions:
Right-of-use assets obtained in the exchange for operating lease liabilities	$22,089	$1,861
Unpaid withholding taxes in respect of dividend	-	417
Property and equipment purchase incurred but unpaid at period end	$1,006	$403

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

Sapiens International Corporation N.V. (“Sapiens”) and its subsidiaries (collectively, the “Company”), a member of the Formula Systems (1985) Ltd. Group, is a global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. The Company’s offerings include policy administration, billing and claims; underwriting, illustration and electronic application; reinsurance; and decision management software. Sapiens’ digital suite features customer and agent portals, and an advanced analytics solution.

Sapiens global services include program management, project delivery and implementation of the Company’ software solutions, business services and managed services.

The Company operates in North America, Europe, Asia Pacific and South Africa.

In March 2020, the World Health Organization categorized the novel coronavirus (“COVID-19”) as a pandemic. The COVID-19 pandemic has rapidly changed market and economic conditions globally, impacting the Company's customers, employees, as well the Company' s business results of operations, although the COVID-19 has not had a material negative impact on the Company's business to date. The Company remains focused on protecting the health and wellbeing of its employees and the communities in which it operates, while assuring the continuity of the Company's business operations.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited interim consolidated balance sheet as of June 30, 2020, and consolidated statements of operations, the consolidated statements of comprehensive income and the consolidated statements of cash flows for the six months ended June 30, 2019 and 2020, as well as the statement of changes in shareholders’ equity for the six months ended June 30, 2020, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2020, are not necessarily indicative of the results that may be expected for the year ended December 31, 2020.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and accompanying notes for the year ended December 31, 2019. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2019, are applied consistently in these consolidated financial statements except for the policies noted below which changed as a result of the adoption of Topic 326.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Trade Receivables and Allowances

Accounts receivable are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts. The Company makes estimates of expected credit losses for the allowance for doubtful accounts in respect of trade receivables and unbilled receivables based upon our assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. Estimated credit loss allowance is recorded as general and administrative expenses on our condensed consolidated statements of income. As of June 30, 2020, $45,943 of trade receivables is presented net of an allowance of $1,317.

a.	Recently adopted accounting pronouncements:

On January 1, 2020, the Company adopted Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. Upon adoption, the Company changed its impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost, including trade receivables.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 eliminates Step 2 of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company adopted ASU 2017-04 as of January 1, 2020 with no material impact on its condensed interim consolidated financial statements.

b.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Non-controlling interests of subsidiaries represent the non-controlling shareholders’ share of the total comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Use of estimates:

The preparation of the condensed interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3:	CERTAIN TRANSACTIONS

a.	Acquisition of sum.cumo

On February 6, 2020 (the “Acquisition Date”), Sapiens completed the acquisition of all outstanding shares of sum.cumo GmbH (“sum.cumo”), a German company. sum.cumo services insurers in the DACH region, helping them to achieve digital transformation of set up their existing business models or to design entirely new business models based on pure digital processes. sum.cumo’s experts in consulting, user experience, marketing and technology enable the region’s insurers to launch highly automated platforms well suited for e-commerce and real-time processing of transactions.

In connection with the Company’s acquisition of sum.cumo, on February 6, 2020, the Company issued an aggregate of 173,005 RSUs to ten employees of sum.cumo in connection with the acquisition. The value of these grants was not included in the purchase price of sum.cumo, since their vesting is subject to both continued employment and other performance criteria. In addition, sum.cumo’s senior executives have retention-based payments over three years (2020-2023) of up to EUR 2,350. These payments are subject to continued employment, and therefore were not included in the purchase price. Acquisition related costs amounted to $540, and are presented under selling, marketing, general and administrative in the Company’s consolidated statements of income. The results of sum.cumo’s operations have been included in the consolidated financial statements from the acquisition date.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	CERTAIN TRANSACTIONS (Cont.)

The table below presents the preliminary fair value that was allocated to sum.cumo’s assets and liabilities based upon fair values as determined by the Company. The valuation process to determine the fair values is not yet complete. The Company estimated the preliminary fair value of acquired assets and liabilities as of the effective time of the acquisition of sum.cumo based on information currently available, and continues to adjust those estimates upon refinement of market participant assumptions for integrating businesses, among other relevant considerations.

Net assets (including cash of $ 981)	$1,447
Intangible assets	9,730
Deferred taxes	(3,211)
Goodwill	15,068

Net assets acquired	$23,034

The goodwill resulted from the acquisition of sum.cumo is primarily attributable to sales growth from future products, new customers and potential synergy with Sapiens, as well as certain intangible assets that do not qualify for separate recognition.

Revenues and net income of sum.cumo included in the Company’s consolidated statements of income for the six months ended June 30, 2020 (unaudited) amounted to $9,750 and $385, respectively.

b.	Other acquisition

During the six months ended June 30, 2020, we completed an additional acquisition for a total consideration of approximately $1.7 million. The valuation process to determine the fair values of the acquired intangibles as part of this acquisition is not yet complete.

Revenues and net income attributed to this certain acquisition included in the Company’s consolidated statements of income for the six months ended June 30, 2020 (unaudited) were immaterial.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	REVENUE RECOGNITION

The Company implements the provisions of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”).

On most occasions, the Company generates revenues from sales of software licenses which include significant implementation and customization services. Such software licenses and implementation and customization services are not considered distinct performance obligations and are accounted for as one performance obligation. In addition, the Company generates revenues from post implementation consulting services and maintenance services.

Remaining performance obligations represent contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. The aggregate amount of consideration allocated to performance obligations either not satisfied or partially unsatisfied from fixed price projects and post contract support services was approximately $179 million as of June 30, 2020. The Company expects to recognize approximately 47% in the remainder of 2020 from remaining performance obligations as of June 30, 2020 and the remainder in 2021 and thereafter. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration. The remaining performance obligations related to post-production professional services contracts that are on a Time and Materials (“T&M”) basis were excluded, as the Company elected to apply the relevant practical expedient in accordance with ASC 606.

Disaggregation of revenue:

The following table provides information about disaggregated revenue by type of contract, and timing of revenue recognition (in thousands):

	Six months ended June 30,
	2019	2020
	Total
	Unaudited

Type of contract
T&M contracts	$89,706	$119,594
Fixed-priced contracts	66,610	64,003

Total	156,316	183,597

Timing of revenue recognition
Products transferred at a point in time	5,003	5,200
Products and services transferred over time	151,313	178,397

Total	$156,316	$183,597

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	REVENUE RECOGNITION (Cont.)

Contract balances:

The following table provides information about trade receivables, contract assets (unbilled receivables) and contract liabilities (deferred revenues) from contracts with customers (in thousands):

	December 31, 2019	June 30, 2020
		Unaudited

Trade receivables	34,615	45,943
Contract assets *)	6,095	6,161
Short-term unbilled receivables **)	9,511	10,865
Long-term unbilled receivables **)	362	782
Deferred revenues (short-term contract liabilities)	21,021	25,061
Long-term deferred revenues (long-term contract liabilities) ***)	216	-

(*)	Contract assets relate to unbilled receivables, which represent revenue recognized on arrangements for which billings have not yet been presented to customers because the amounts were earned but not contractually billable as of the balance sheet date, and the right to consideration is generally subject to milestone completion, client acceptance or factors other than the passage of time.

(**)	Unbilled receivables relate to revenue recognized in excess of amounts invoiced as the Company has an unconditional right to invoice and receive payment in the future related to its fulfilled obligations.

***)	Included in other long-term liabilities in the consolidated balance sheets

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:	REVENUE RECOGNITION (Cont.)

Trade receivable are recorded when the right to consideration becomes unconditional, and an invoice is issued to the customer. Unbilled receivables related to the Company’s contractual right to consideration for services performed and not yet invoiced.

Billing terms and conditions generally vary by contract type. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

Deferred revenues represent contract liabilities, and include unearned amounts received under contracts with customers and not yet recognized as revenues.

During the year ended six months ended June 30, 2020, the Company recognized $ 14,996 of revenues that were included in deferred revenues (short-term contract liabilities) balance at January 1, 2020.

NOTE 5:	LEASES

The Company leases substantially all of its office space and vehicles under operating leases. The Company’s leases have original lease periods expiring between 2020 and 2029. Some leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement. Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancellable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

Under Topic 842, all leases with durations greater than 12 months, including non-cancellable operating leases, are now recognized on the balance sheet. The aggregated present value of lease agreements is recorded as a long-term asset titled Right of Use (“ROU”) assets. The corresponding lease liabilities are split between operating lease liabilities between and long-term liabilities.

The components of operating lease costs were as follows:

	Six months ended June 30,
	2019	2020
	Unaudited

Operating lease cost	$2,449	$3,923
Variable lease cost	1,937	1,955
Short-term lease cost	101	114

Total lease costs	$4,487	$5,992

The following is a summary of weighted average remaining lease terms and discount rates for all of the Company’s operating leases:

June 30, 2020
Unaudited

Weighted average remaining lease term (years)	7.9
Weighted average discount rate	4.74%

Cash paid for amounts included in the measurement of operating lease liabilities for the six months ended June 30, 2020 and 2019 (unaudited) was $4,608 and 3,740, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	LEASES (Cont.)

Maturities of lease liabilities are as follows:

The remainder of 2020	$5,464
2021	8,280
2022	8,268
2023	7,503
2024	6,688
2025 and thereafter	29,015

Total undiscounted cash flows	65,218
Less imputed interest	11,826

Present value of lease liabilities	$53,392

NOTE 6:	CAPITALIZED SOFTWARE DEVELOPMENT COSTS, NET

The changes in capitalized software development costs during the six months ended June 30, 2020 and the year ended December 31, 2019 were as follows:

	Year ended December 31,	Six months ended June 30,
	2019	2020
		Unaudited

Balance at the beginning of the year	$22,434	$23,953

Capitalization	5,665	2,688
Amortization	(5,668)	(3,027)
Functional currency translation adjustments	1,522	(71)

Balance at year end	$23,953	$23,543

Amortization of capitalized software development costs for the six months ended June 30, 2020 and the year ended December 31, 2019 was $3,027 and $5,668, respectively, and is included in cost of revenues.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	OTHER INTANGIBLE ASSETS, NET

a.	Other intangible assets, net, are comprised of the following:

	Weighted average remaining useful life (years)	December 31,	Six months ended June 30,
		2019	2020
			Unaudited
Original amounts:

Customer relationships	7.2	$23,409	$32,407
Technology	3.6	53,944	55,319

		77,353	87,726

Accumulated amortization:

Customer relationships		14,673	15,905
Technology		28,645	32,725

		43,318	48,630

Other intangible assets, net		$34,035	$39,096

b.	Amortization of other intangible assets was $5,428 and $4,981 for the six months ended June 30, 2020 and 2019, respectively.

c.	Estimated amortization expense for future periods as of June 30, 2020:

Remainder of 2020	$5,719
2021	10,401
2022	7,047
2023	6,715
2024	3,869
2025 and thereafter	5,345

$39,096

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	GOODWILL

The changes in the carrying amount of goodwill for the six months ended June 30, 2020 and the year ended December 31, 2019 are as follows:

	Year ended December 31,	Six months ended June 30,
		Unaudited

Balance at the beginning of the period	$166,094	$170,703

Acquisitions	622	15,715
Functional currency translation adjustments	3,987	(324)

	$170,703	$186,094

NOTE 9:	FAIR VALUE MEASUREMENT

FASB ASC No. 820, “Fair Value Measurements and Disclosures” defines fair value, establishes a framework for measuring fair value. Fair value is an exit price, representing the amount that would be received for selling an asset or paid for the transfer of a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1	Unadjusted quoted prices in active markets that are accessible on the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company measures its foreign currency derivative contracts. Derivative contracts are classified within Level II as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The carrying amounts of cash and cash equivalents, accounts receivable, and trade payables approximates their fair value, due to the short-term maturities of such instruments.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:	FAIR VALUE MEASUREMENT (Cont.)

The following table presents assets and liabilities measured at fair value on a recurring basis as of June 30, 2020 and December 31, 2019 :

	December 31, 2019	June 30, 2020
		Unaudited
	Fair value measurement using input Level 2

Other receivables and prepaid expenses

Derivative instruments	$-	$607

Total assets	$-	$607

Other accrued expenses

Derivative instruments	$(67)	$-

Total liabilities	$(67)	$-

NOTE 10:	DERIVATIVE INSTRUMENTS

The Company’s option and forward contracts do not qualify as hedging instruments under ASC 815, “Derivatives and hedging”. Changes in the fair value of option strategies are reflected in the consolidated statements of income as financial income or expense.

During the six months ended June 30, 2020 and 2019, the Company entered into option contracts in the notional amounts of $2,310 (unaudited) and $41,348 (unaudited), respectively, and during the six months ended June 30, 2020 and 2019, the Company entered into forward contracts in the notional amounts of $71,000 (unaudited) and $43,602 (unaudited), respectively, in order to protect against foreign currency fluctuations.

As of June 30, 2020, and December 31, 2019, the Company had outstanding options and forward contracts, in the notional amount of $44,760 and $15,384 (unaudited), respectively.

During the six months ended June 30, 2020 and 2019, the Company recorded income (expense) of $(637) (unaudited), and $55 (unaudited), respectively, with respect to the above transactions, presented in the statements of income as financial income.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:	SERIES B DEBENTURES, NET OF CURRENT MATURITIES

	December 31, 2019	June 30, 2020
		Unaudited

Series B Debentures	$69,287	$118,778
Less: Current maturities	(9,898)	(19,796)
Less: Unamortized debt premium, discount and issuance costs	(539)	(548)

	$58,850	$98,434

In September 2017, the Company issued Series B Debentures in the aggregate principal amount of NIS 280 million (approximately $79.2 million), linked to the US dollars, payable in eight equal annual payments of $9,898, on January 1 of each of the years 2019 through 2026. The outstanding principal amount of the Series B Debentures will bear a fixed interest rate of 3.37% per annum, payable on January 1 and July 1 of each of the years 2018 through 2025, with one final interest payment on January 1, 2026. Debt discount and issuance costs were approximately $956, allocated to the Series B Debentures discount and are amortized as financial expenses over the term of the Series B Debentures due in 2026. In June 2020, the Company extended the Series B Debentures and raised an additional NIS 210 million (approximately $60.2 million) linked to US dollars, payable in six equal annual payments of $9,898, on January 1 of each of the years 2021 through 2026. The outstanding principal amount of the Series B Debentures will bear a fixed interest rate of 3.37% per annum, payable on January 1 and July 1 of each of the years 2020 through 2025, with one final interest payment on January 1, 2026. Debt premium and issuance costs, net were approximately $83, allocated to the Series B Debentures discount and are amortized as financial expenses over the term of the Series B Debentures due in 2026.

Following the raise of the additional NIS 210 million in Series B Debentures, a $20,000 short-term bank loan which taken on March 18, 2020 from a commercial bank. was fully repaid on June 9, 2020.

The Series B Debentures are listed for trading on the Tel-Aviv Stock Exchange.

The Series B Debentures are unsecured and non-convertible. The Series B Debentures interest may be increased in the event that the debentures’ rating is downgraded below a certain level. The Company has undertaken to maintain a number of conditions and limitations on the manner in which it operates its business, including limitations on its ability to undergo a change of control, distribute dividends, incur a floating charge on the Company’s assets, or undergo an asset sale or other change that results in a fundamental change in the Company’s operations.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SERIES B DEBENTURES, NET OF CURRENT MATURITIES (Cont.)

In accordance with the indenture for the Series B Debentures, the Company is required to meet the following financial covenants: (1) Target shareholders’ equity (excluding minority interest)- above $120 million – as of June 30, 2020, total shareholders’ equity was $237 million; and (2) Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65% - as of June 30, 2020 the ratio of net financial indebtedness to net capitalization was (3.4)%. (3) Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5. As of June 30, 2020, the Target ratio of net financial indebtedness to EBITDA was (0.1). As of June 30, 2020, Sapiens is in compliance with all of its financial covenants.

During the six months ended June 30, 2020 and 2019, the Company recorded $1,147 (unaudited) and $1,159 (unaudited), respectively of interest expense and $77 and $84, respectively as amortization of debt issuance costs and, premium and discount in respect of the Series B Debentures.

NOTE 12:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Sapiens Technologies (1982) Ltd. (“Sapiens Technologies”), a subsidiary incorporated in Israel, was partially financed under programs sponsored by the Israel Innovation Authority (“IIA”), formerly the Office of the Chief Scientist, for the support of certain research and development activities conducted in Israel. In exchange for participation in the programs by the IIA, the Company agreed to pay 3.5% of total net consolidated license and maintenance revenue and 0.35% of the net consolidated consulting services revenue related to the software developed within the framework of these programs based on an understanding with the IIA reached in January 2012.

The royalties will be paid up to a maximum amount equalling 100%-150% of the grants provided by the IIA, linked to the dollar, and for grants received after January 1, 1999, bear annual interest at a rate based on LIBOR.

Royalty expense amounted to $238 (unaudited) and $232 (unaudited) in the six months ended June 30, 2020 and 2019, respectively, and are included in cost of revenues.

As of June 30, 2020, the Company had a contingent liability to pay royalties of $6,110 (unaudited).

b.	As of June 30, 2020, the Company provided bank guarantees in the amount of $834 (unaudited) as security for the rent to be paid for its leased offices. The bank guarantees are valid through February 2021 and thereafter will be renewed for the same amount through March 2022. As of June 30, 2020, the Company provided bank guarantees of $203 (unaudited) as security for the performance of various contracts with customers and suppliers.

In addition, as of June 30, 2020 (unaudited), the Company had no restricted bank deposits in favour of the bank guarantees.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.	In accordance with the indenture for the Series B Debentures, the Company is required to meet certain financial covenants. See Note 11 above.

NOTE 13:	EQUITY

a.	Stock option plans:

In 2011, the Company’s board of directors approved its 2011 Share Incentive Plan (the “2011 Plan”) pursuant to which the Company’s employees, directors, officers, consultants, advisors, suppliers, business partners, customers and any other person or entity whose services are considered valuable are eligible to receive awards of share options, restricted shares, restricted share units and other share-based awards. Options granted under the 2011 Plan may be exercised for a period of up to six years from the date of grant and become exercisable in four equal, annual instalments, beginning with the first anniversary of the date of the grant, or pursuant to such other schedule as may provide in the option agreement.

The total number of Common Shares available under the 2011 Plan was set at 8,000,000. Upon the approval of the 2011 Plan, the board of directors determined that no further awards would be issued under the Company’s previously existing share incentive plans.

As of June 30, 2020, 2,682,217 (unaudited) common shares of the Company were available for future grant under the 2011 Plan. Any options granted under the 2011 Plan which are forfeited, cancelled, terminated or expired, will become available for future grant under the 2011 Plan.

A summary of the stock option activities in the six months ended June 30, 2020 (unaudited) is as follows:

	Six months ended June 30, 2020 (unaudited)
	Amount of options	Weighted average exercise	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding at January 1, 2020	1,869,412	10.25	3.21	$23,838
Granted	235,000	25.12
Exercised	(249,256)	9.75
Expired and forfeited	(110,492)	11.30

Outstanding at June 30, 2020	1,744,664	12.12	3.03	$27,667

Vested and expected to vest	1,744,664	12.12	3.03	$27,667

Exercisable at June 30, 2020	1,040,450	9.62	2.17	$19,101

The weighted average grant date fair values of the options granted during the six months ended June 30, 2020 (unaudited) was $8.50.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:	EQUITY (Cont.)

The total intrinsic value of options exercised during the six months ended June 30, 2020 (unaudited) was $3,481.

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for the six months ended June 30, 2020 and 2019 was $1,386 (unaudited) and $741 (unaudited), respectively, and were included in Selling, marketing, general and administrative expenses in the Company’s condensed consolidated statements of income.

A summary of the RSU activities in the six months ended June 30, 2020 (unaudited) is as follows:

	Amount of options	Weighted Average Grant- Date Fair Value

Unvested at January 1, 2020	-	-
Granted	238,005	24.45

Unvested at June 30, 2020	238,005	24.45

In connection with the Company’s acquisition of sum.cumo, on February 6, 2020 (see Note 3), the Company issued an aggregate of 173,005 RSUs to certain employees of sum.cumo in connection with the acquisition. The value of these grants was not included in the purchase price of sum.cumo, since their vesting is subject to both continued employment and other performance criteria.

The Company recorded compensation costs related to RSUs of $602 (unaudited) for the six months ended June 30, 2020, which were included in Selling, marketing, general and administrative expenses in the Company’s condensed consolidated statements of income.

b.	As of June 30, 2020, there was $8,617 (unaudited) of total unrecognized compensation cost related to non-vested options and RSUs, which is expected to be recognized over a period of 2.7 years.

c.	Dividend

On May 14, 2020, the Company’s extraordinary general meeting of shareholders approved the distribution of a cash dividend of $0.14 per common share for a total amount of $7,049 (unaudited). Of that amount, $6,632 (unaudited) was paid on June 10, 2020. The remainder, which represents withheld taxes on the dividend of $417 (unaudited), was paid during July 2020.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:	BASIC AND DILUTED NET INCOME PER SHARE

	Six months ended June 30,
	2019	2020
	Unaudited
Numerator (thousands):

Net income used for earnings per share	$11,995	$16,117

Denominator (thousands):

Denominator for basic earnings per share - weighted average number of common shares, net of treasury stock	49,994	50,236
Stock option and RSUs	436	892

Denominator for diluted net earnings per share - adjusted weighted average number of shares	50,430	51,128

The weighted average number of shares related to outstanding anti-dilutive options excluded from the calculations of diluted net earnings per share was 306,141 (unaudited) and 0 (unaudited) for the six months June 30, 2020 and 2019, respectively.

NOTE 15:	GEOGRAPHIC INFORMATION

a.	The Company operates in a single reportable segment as a provider of software solutions. See Note 1 for a brief description of the Company’s business. The data below is presented in accordance with ASC 280, “Segment Reporting”.

b.	Geographic information:

The following table sets forth revenues by country based on the billing address of the customer. Other than as shown below, no other country accounted for more than 10% of the Company’s revenues during the six months ended June 30, 2020 and 2019 (unaudited):

	Six months ended June 30,
	2019	2020
	Unaudited
Revenues:

North America *)	$77,365	$91,177
Europe	66,074	81,262
Rest of the world	12,877	11,158

	$156,316	$183,597

*)	Revenue derived from North America consist primarily of revenues from the United States, except for approximately $280 (unaudited) and $351 (unaudited) of revenues derived from Canada during the six months ended June 30, 2020 and 2019, respectively.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:	GEOGRAPHIC INFORMATION (Cont.)

c.	Major customer data:

During the six months ended June 30, 2020 and 2019 (unaudited), the Company has not generated revenues from a single customer exceeding 10% of its total revenues.

NOTE 16:	SUBSEQUENT EVENT

a.	Acquisition of Delphi Technology Inc.

On July 27, 2020, the Company completed the acquisition of Delphi Technology Inc. (“Delphi”), a software vendor focused on the medical professional liability insurance carrier markets in the United States. The total purchase price was $19.6 million in cash.

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